FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

May 9, 2008

Item 3: News Release:

A news release dated and issued on May 9 , 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Completes Winter Uranium Drilling

Item 5: Full Description of Material Change:

Vancouver, Canada, May 9th, 2008  -  CanAlaska Uranium Ltd. (CVV-TSX.V) (the “Company”) is pleased to announce that its winter drill programs at Cree Lake and Lake Athabasca and Key Lake Projects have now concluded.  All samples for assay and trace element geochemistry are now at the laboratories and we awaiting analyses.  The geochemical signatures of the intense alteration zones seen in drill cores at both the Cree Lake and Lake Athabasca projects are expected to detail the halo effect of uranium mineralization, as both programs found (small) localized zones of elevated uranium counts associated with hematite oxidation and zones of hydrothermal fluid flow.

These first drill intersects are highly encouraging evidence of hydrothermal mineralizing systems coinciding with the airborne geophysical anomalies.  The target areas are moderately large (500m - 1 km) in size, but are at shallow depths and well-capable of being fence-drilled to locate the central mineralizing zones.

The successful winter exploration program will now be followed with additional drilling, and summer technical and physical work programs.  Preparations for the summer exploration season are already underway, with field crews preparing equipment, camp supplies and undergoing safety training.  Field work will commence in early June, 2008, immediately after ice-breakup.

Cree Lake Project Drilling Intersects Major Hydrothermal System and Clays

Millenium Deposit
Cree Lake
CanAlaska Korea Uranium Ltd.
Denison
Denison
Areva
Cameco
Key Lake Mine
2008 Drill Targets
Uranium Deposits
Other CanAlaska Dispositions
Other Dispositions
ATHABASCA BASIN
SASKATCHEWAN
ATHABASCA BASIN
Cree East
Drill Program 2008
Cree East Project - Athabasca Basin, Saskatchewan
0
5
10
15
Kilometres
February 2008
NAD 83, UTM ZONE 13
Map Drafted by Brian King (CanAlaska Uranium Ltd.)
CanAlaska Uranium Ltd.

Exploration budgets for summer drilling at Cree Lake have now been delivered to the Company’s partners at the Korean Consortium.  On this property, only two of the seven central exploration targets were tested by drilling during the winter.  On both targets, the drill holes intersected near-surface hydrothermal systems with intense clay alteration which, in places, exhibited complete disaggregation of the sandstone into sandy illitic clays. (See Photos #1 and #2 for comparisons, and Photos #3 and #4 for images of the fluid and altered clay and sands).

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Photo #1: Unaltered drill core

The first of the targets drilled at Cree Lake was on land, and this, as well as four other zones, are being prepared for further drilling.  The second target at Cree Lake was covered by shallow water, making it amenable to further geophysical mapping, as well as marine seismic surveying during the summer.  This is a very significant target, as a step-out hole 100 metres from the main zone of alteration showed moderate alteration throughout the sandstone column, increased radioactivity in the lake bottom clays, and a zone of hematite alteration with radioactivity counts up to 250 cps in the underlying basement rocks.  Four attempts were made to drill the central portion of the target, but only two holes were successful in reaching the unconformity.  These holes exhibited extensive hydrothermal alteration in the top portion of the hole to 88 m and 93m, following which there was core loss in broken, fractured ground in several locations down to 122 m and 125 m.

START 57.3
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15 cps
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20 cps
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15 cps
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15 cps
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Photo #2: Intense hydrothermal alteration in drill core

Both of these holes also showed slight increase in radioactivity near the unconformity and in the basement.  Both targets drilled on the Cree East Project have confirmed the geophysical anomalies with strong alteration at shallow depth.  The alteration did not persist to the unconformity, indicating an inclined structure, but slight increase in radioactivity near and below the unconformity was observed in all three holes completed into the basement.

Photo #3: Disaggregated sand and clays in drill stem	Photo #4: Remnant clays and disaggregated sand from drill stem

Lake Athabasca Drilling Reveals Intrusive and Unconformity Targets

Gunnar Mine
Lake Athabasca
CANALASKA CLAIM BOUNDARY
2008
Mitchell Island
Lake Athabasca
Stewart Island
Grouse Island
2007 DRILL HOLES LA001-LA005
2007 DRILL HOLES LA006-LA007

ATHABASCA BASIN

2008 Drill Targets
Lake Sediment Sample
Uranium Deposit
Uranium Prospects

Drill Program 2008

Lake Athabasca Project - Athabasca Basin, Saskatchewan

0 1 2 3 4
Kilometres

February 2008
NAD 83, UTM ZONE 13
Map Drafted by Brian King (CanAlaska Uranium Ltd.)

CanAlaska Uranium Ltd.

The Lake Athabasca Project is located along the northern edge of the Athabasca Basin, south of the Uranium City area.  A six week drill program was carried out in proximity to Johnston Island from February to April, 2008 to test a series of geophysical targets characteristic of intrusive-style and structurally-controlled unconformity uranium mineralization.  Four of the seven original targets were tested.  All showed some zones of interesting alteration normally associated with uranium deposits in the area.  However, the best target has provided further evidence to support detailed summer seismic surveys and further drilling.  Target “E”, located 1.4 km south of Stewart Island, intersected the unconformity at 106m, some 200m shallower than expected from the geophysical survey (See Figure #1).

Figure #1: Horst Block detected by airborne and ground surveys: uplift 200 metres

Based on this unconformity depth, the geophysical data has been re-interpreted as a horst-like uplift along a major E-W fault structure, instead of a sandstone-hosted alteration halo. Strong silicification and dravite alteration have been observed along strike of the structure on the shore of Grouse Island.

A parallel fault has been interpreted to exist in the vicinity of the Stewart Island uranium showing, drilled by the Company in 2006.  Both of these drill-holes intersected hematised basement, but one hole included a 3 metre broken, strongly fractured core, 50 metres below the unconformity.

Work over the summer with seismic survey equipment will concentrate on following the edges of the block and the controlling fault structures, as it is thought that these are the most likely locations for uranium mineralization in this area.

Surface mapping and drill target location will continue on land to investigate areas of the Gunnar granite, the host to the Gunnar Uranium Mine, where high radioactivity and altered granite were observed in 2007.  The winter drilling only targeted one of these zones, and was too limited in extent to drill across the full width of the large alteration halo.  Drill holes LAA008 and LAA010, located 200 metres apart, exhibited brecciated and silicified granites and amphibolite with extensive alteration and sulphides, but only back ground uranium counts (30-100 cps).  Further step-out drilling is required to enter the zone(s) of interest.

Key Lake Project

Winter drilling on the Key Lake project intersected hydrothermal alteration and hematization within a structure located 10 km south-west of the Key Lake Mine.  Elevated radiometric counts detected by hand scintillometer and down-hole probe in drill hole KEY005 were due to thorium mineralization, and not uranium mineralization.  Further drilling, which will concentrate on a previously drilled target located on a claim 8 km to the NW where drilling in 2006 intersected a wide structural corridor with 0.06% U3O8 over 0.15 m in drill hole KEY001, is being discussed with Westcan Uranium Ltd., the optionee of the project.

The Qualified Person for this news release is Mr. Peter Dasler, P. Geo.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 9th  day of May 2008.

Endnotes

Photo #1:  Unaltered drill core

Photo #2:  Intense hydrothermal alteration in drill core

Photo #3:  Disaggregated sand and clays in drill stem

Photo #4:  Remnant clays and disaggregated sand from drill stem

Figure #1: Horst Block detected by airborne and ground surveys: uplift 200 metres